FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 23, 2017

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS will purchase Ericsson equipment for EUR 400mln to prepare for 5G and IoT

October 23, 2017

Moscow, Russia - PJSC MTS (NYSE: MBT, MOEX: MTSS), the leading telecommunications provider in Russia and the CIS, signed an agreement aimed at modernizing the existing MTS network in order to prepare it for 5G and Internet of Things (IoT). Under the terms of agreement, in 2017-2020 Ericsson will supply MTS with the latest equipment and software for the core network and radio access network in a number of regions of Russia for a total amount of more than EUR 400mln.

The signed deal is part of the MTS and Ericsson strategy aimed at the technical preparation of the operator’s network for the rapid launch of new services based on 5G and IoT technologies for commercial operation. The introduction of new software and hardware ready for support of 5G and IoT will allow MTS to upgrade 2G, 3G, and LTE MTS networks in Volga, Northwestern, Siberian, Ural and Southern federal districts. The total volume of products and services to be purchased from Ericsson may amount to almost two billion euros with a growing total for the period from 2008 to 2020.

Andrei Ushatskiy, Vice President, Technology and IT, CTO, MTS, commented:

“In April 2017, in Moscow our companies demonstrated 5G technology with peak data rates of up to 25 Gbit/sec. Now we have reached a new agreement with Ericsson, which will supply MTS 5G ready new equipment enabling our network to deploy first solutions based on 5G technologies starting 2020. our subscribers to be the first in Russia who will use services and products based on 5G and IoT technologies in 2018. After upgrade, our MTS network will provide higher data rates, increased capacity and low latency. These characteristics are critical for IoT and digital services that we are starting to implement today “.

Arun Bansal, Head of Ericsson in Europe and Latin America, Ericsson, commented:

“Early deployment of IoT and 5G technologies positions Russia as an early adopter of the most advanced ICT solutions. Ericsson supports MTS in the company’s goals to meet growing capacity needs and be ready for huge opportunities that will come with 5G and IoT. 5G will be a major technology in booming industrial digitalization, creating and enhancing industry digitalization use cases such as immersive gaming, autonomous driving, remote robotic surgery, and augmented-reality support in maintenance and repair situations.”

Under the deal, MTS will receive hardware to operate wireless communication networks, core equipment and the latest versions of Ericsson Mobile Softswitch Solution (MSS) and User Data Consolidation (UDC) solutions that will enable consolidation of all user data within the network. In addition, Ericsson will deliver software solutions for the mass deployment of IoT, providing data transfer from counters and sensors using the technologies NB-IoT and Cat-M1.

This agreement between MTS and Ericsson is an important step towards a large-scale commercial development of IoT and 5G in Russia. During the FIFA World Cup 2018 in Russia Ericsson and MTS will deploy demo zones using the 5G technology solutions.

According to the latest Ericsson Mobility Report, in 2020, 5G standards are expected to be approved. In the same year, many operators will launch 5G networks into commercial operation. In 2022, the number of 5G subscription is forecasted to reach more e than 500 million excluding IoT devices. Broadband 5G mobile Internet services will be first launched in metropolitan areas and will grow at a pace similar to LTE: by 2022, their penetration rate will reach 15%. 5G networks will provide wide use of Massive IoT and Critical IoT technologies.

* **

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile and fixed-line communications services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, Turkmenistan, and Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. For more information, please visit: www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: October 23, 2017